GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

9 January 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 2054
USA

07020457

Dear Sirs,

GKN plc

SUPPL

- **Notice of Results**

For your information I enclose a copy of the above announcement which was released on 8th January.

Yours faithfully,

Sue Miles

Enc

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

PRNUK 0801

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Notice of Results
Released	16:00 08-Jan-07
Number	PRNUK-0801

EXEMPTION NO.
82 - 5204

GKN plc

Announcement Date for 2006 Annual Results

GKN's preliminary statement of its annual results for 2006 together with the proposed 2006 final dividend will be announced on Tuesday, 27 February 2007.

Grey Denham
Company Secretary
8 January 2007

For further information:
GKN Corporate Communications
+44 (0)20 7463 2354

END

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